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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                                  Commission File Number 0-12497

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: October 28, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Entire 10-Q
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                                     PART I
                             REGISTRANT INFORMATION


Full Name of registrant           Diary Mart Convenience Stores, Inc.
Former Name if applicable
                            ----------------------------------------------------


       ONE Dairy Mart Way
   300 Executive Parkway West                       Hudson, Ohio
Address of principal executive office          City, state and zip code
     (Street and number)




                                    PART II
                            RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.



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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Registrant was unable to timely file its quarterly report on Form 10-Q for the quarter ended October 28, 2000 because, just prior to filing the quarterly report, it was determined that the financial statements and the discussion of the Registrant's "Liquidity and Capital Resources" contained in the quarterly report needed to be significantly revised, changed and supplemented to avoid the information contained in the quarterly report from being materially misleading. These changes could not be made in time to timely file the quarterly report.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gregory G. Landry               330               342-6606
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes   [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Please refer to Registrant's Form 10-Q filed simultaneously with this Form 12b-25.


                      Dairy Mart Convenience Stores, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 12, 2000              By  /s/ Gregory G. Landry
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                                       Gregory G. Landry, Executive
                                       Vice President and Chief Financial
                                       Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.